UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

FIIC HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

316839109
(CUSIP Number)

Dean Barrett, 5553 Forest Lane, Brooksville, Ohio 44141 (440) 546-0616
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 316839109

1.	NAMES OF REPORTING PERSONS

Dean Barrett

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	Source of Funds (See Instructions)

00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER
NUMBER OF		326,364 (1)
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		871,960 (2)
EACH
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON		326,364 (1)
WITH
	10.	SHARED DISPOSITIVE POWER
871,960 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,198,324 (1)(2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.91% (3)

14.	TYPE OF REPORTING PERSON (See Instructions)
IN

1 Includes 243,667 shares of Common Stock, 32,697 warrants to purchase shares of Common Stock at any time, and a note convertible into at least 50,000 shares of Common Stock at any time, which are currently held in joint tenancy with the Reporting Person’s spouse.
2 Includes 736,000 shares of Common Stock and 135,960 warrants to purchase shares of Common Stock at any time owned by Corporate Management Solutions, LLC, which is a limited liability corporation of which Mr. Barrett is a principal manager. As principal manager, Mr. Barrett shares voting and investment power over these securities.
3 Based on 14,985,591 shares of Common Stock outstanding as of August 4, 2006.

CUSIP No. 316839109

1.	NAMES OF REPORTING PERSONS

Corporate Management Solutions, LLC (EIN: 34-1954661)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	Source of Funds (See Instructions)

00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Corporate Management Solutions, LLC is organized in the State of Ohio

	7.	SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		871,960
EACH
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON
WITH
	10.	SHARED DISPOSITIVE POWER
		871,960

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

871,960 (includes 736,000 shares of Common Stock and 135,960 warrants to purchase shares of Common Stock at any time)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.77% (1)

14.	TYPE OF REPORTING PERSON (See Instructions)
00

1 Based on 14,985,591 shares of Common Stock outstanding as of August 4, 2006.

CUSIP No. 316839109

Item 1. Security and Issuer

This Statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of FIIC Holdings, Inc. (the “Issuer”), whose principal executive offices are located at 1585 Bethel Road, First Floor, Columbus, Ohio, 43220.

Item 2. Identity and Background

(a) This Schedule 13D is being filed on behalf of Dean Barrett and Corporate Management Solutions, LLC, (“CMS, LLC”) of which Mr. Barrett is a principal owner and manager. The persons named in this paragraph are sometimes referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The address of Dean Barrett is 5553 Forest Lane, Brooksville, Ohio 44141. The address of CMS, LLC is 22021 Brooksville, Ohio 44126.

(c)  Mr. Barrett is a corporate financial consultant. The principal offices of CMS, LLC are located at is 22021 Brookpark Road Suite 100, Fairview Park, Ohio 44126.

(d) Neither Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

(e) Neither Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Barrett is a citizen of the United States. CMS, LLC is organized under the laws of Ohio.

Item 3. Source and Amount of Funds or Other Consideration.

The Issuer’s predecessor, FIIC, Inc., entered into a licensing agreement (“Licensing Agreement”) with FIIC Research and Development LLC, an Ohio limited liability company, for which FIIC LLC (“FIIC LLC”), received shares of FIIC Inc.’s common stock and warrants to purchase common stock as partial consideration. The Reporting Persons are members of FIIC LLC. FIIC LLC thereafter effected a distribution of such common stock and warrants to its members according to their pro rata membership interests (the “Distribution”) pursuant to which the Reporting Persons acquired 1,081,657 shares of common stock including 168,657 warrants to purchase shares of common stock at any time. No cash consideration was provided for the shares of common stock and/or warrants to purchase common stock. Mr. Barrett is deemed to have beneficial ownership of securities held by CMS, LLC because Mr. Barrett is a principal manager of CMS, LLC and shares voting and dispositive power over securities held by CMS, LLC.

On July 19, 2005, Nicklebys.com, Inc., and its wholly-owned subsidiary Nicklebys Acquisition Corp., entered into an agreement and plan of merger with FIIC Inc. pursuant to which Nicklebys Acquisition Corp. would merge with and into FIIC Inc., with FIIC Inc. being the surviving corporation (the “Merger”). Upon closing of the merger on February 28, 2006, FIIC Inc. became a wholly owned subsidiary of Nicklebys.com, Inc. Nicklebys.com, Inc. then changed its name to FIIC Holdings, Inc. and reincorporated in the State of Delaware. As a result of the Merger, the Reporting Persons received shares of the Issuer’s restricted common stock in exchange for their previously held shares in FIIC, Inc., and the Issuer assumed the outstanding FIIC, Inc. warrants, including those held by the Reporting Persons.

In addition, on May 1, 2006, the Issuer entered into a loan agreement (“Loan Agreement”) with Mr. Barrett, under which Mr. Barrett became obligated to loan the Issuer $25,000, the source of which was personal funds. As partial consideration for entry into the Loan Agreement and a related Note, Mr. Barrett received 66,667 restricted shares of the Issuer’s Common Stock upon closing of the loan. Pursuant to the Loan Agreement, the Issuer entered into a Note with Mr. Barrett, the entire amount of outstanding principal and accrued interest of which is convertible at any time at the option of Mr. Barrett into restricted shares of the Common Stock at a rate of $0.50 per share. The Note automatically converts into restricted shares of Common Stock at the close of the Issuer’s next round of equity financing if such financing yields gross proceeds of at least $2,000,000. Upon any conversion, the Note will cease to represent a debt, and will instead signify only that the Mr. Barrett has a right to receive certificates evidencing the Common Stock to which Mr. Barrett is entitled.

Item 4. Purpose of Transaction

As described in Item 3, above, the purpose of the transactions resulting in the Reporting Persons holding outstanding shares, warrants and a convertible note of the Issuer was to (a) provide consideration for the Licensing Agreement and to complete the Merger, and (b) to provide consideration for Mr. Barrett’s entry into the Loan Agreement and related Note.

Except as set forth in this Schedule, at the time of the transactions described in Item 3, the Reporting Persons had no present plans or proposals with respect to the Issuer or the securities of the Issuer that relate to or would result in any of the actions required to be described in Items 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person named in Item 2 may be found in rows 11 and 13 of the Cover Pages contained herein, which hereby are incorporated by reference.

(b) The power that each Reporting Person has relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages contained herein, which hereby are incorporated by reference.

(c) All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3 and Item 4 contained herein, which are hereby incorporated by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits.

1. Joint Filing Agreement

S I G N A T U R E

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: August 31, 2006

NAME: DEAN BARRETT

By:	/s/ Dean Barrett Dean Barrett

NAME: CORPORATE MANAGEMENT SOLUTIONS, LLC

By:	/s/ Dean Barrett Dean Barrett, Manager

EXHIBIT A

Agreement of Joint Filing

 The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of FIIC Holdings, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated: August 31, 2006

/s/ Dean Barrett
Dean Barrett

Corporate Management Solutions, LLC

/s/ Dean Barrett
By: Dean Barrett
Title: Manager